Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

January 18, 2012

Reto Francioni, Global Securities Finance Summit, Keynote Speech (January 18, 2012):

Intro

Ladies and gentlemen,

This GSF Summit takes place – again, I may say – at a decisive moment for the exchange industry, for the financial sector and indeed for the world economy as a whole, especially here in Europe. And when I say exchange industry I am naturally referring to the post-trade sector as well – and not as some complex and little-understood back-office activity, but as a central part of exchange organisations such as Deutsche Börse Group. In fact, I believe that the post-trade sector offers many services that provide essential solutions to the problems the financial sector is facing, and that it can therefore also make a very strong contribution to today’s strategies for the future development of exchanges, and, indeed for the functioning of markets in general.

Within the integrated, very successful and client-focused business model of Deutsche Börse Group, it is Clearstream that provides a large part of these services. It has been an essential – and I must say highly respected – part of Deutsche Börse Group since the year 2000, and it has been present here in Luxembourg for more than four decades. This gives Luxembourg a special place in the global exchange world and in particular in the post-trade industry – and it is therefore the ideal place for the GSF Summit to take place each year.

I guess that you will expect me to bring you up to date on a major integration project in the transatlantic exchange business. I will come back to this later. As we are at the GSF Summit, let me just say that Deutsche Börse Group and NYSE Euronext have understood the importance of collateral to make sure markets function properly and our economic system can go on safely. And, Jeff, allow me to disclose that you plan to support your customers even more on this end than you already did in the past.

Proper settlement and safe custody, liquidity and collateral management are central aspects of an issue that has greatly gained in importance as a response to the market and industry disruptions that started nearly five years ago and that continue to haunt us today with perhaps greater urgency than ever: how to re-establish financial market safety?

The demand for safety in highly volatile markets manifests itself in upcoming regulation. In the financial sector, we often tend to see this first and foremost as a burden. Perhaps this is a little one-sided. Instead, we should be asking ourselves the question: What does this new concern for safety mean to us?

As Stefan Lepp has just pointed out, efficient collateral management has become an essential element for success in today’s financial world. This will no doubt be enlarged in today’s and tomorrow’s panels, and Jeff Tessler will tomorrow certainly have a lot to say about what this means for the post-trade sector in general. The new concern for market safety, however, is part of an even larger story, and I would like to take this opportunity to share some thoughts with you on that.

Safety as a key issue

Risk today seems to be the single most talked-about topic the world over: there is talk about the risk of a “financial meltdown”, either of a bank, or of a whole nation, or even of a whole economic region. There is talk of increased political risk, of market risk, and of liquidity risk. If it did not sound cynical, I would venture to say that risk has become fashionable.

But I do not wish to ridicule the perception of increased risk. After all, the financial solvency of whole nations is currently being put into question, and the euro area, once a safe haven of stability, is facing an unprecedented crisis of confidence. If we do not manage to re-establish this confidence we risk falling back into state interventionism and protectionism. Both are bound to lead us further into the crisis, instead of opening up the opportunities that globalisation continues to hold.

Structural, debt and attitude reforms are necessary to make the euro area economically and financially viable in the long run. Their success, however, depend on confidence in the functioning of markets and their supporting infrastructure. This is where exchange organisations, from trading to custody, have a role to play. Regulated markets are machines for handling risk, for making risk transparent at the earliest possible stage, and for turning risk into an opportunity – for market participants as well as for society as a whole.

Since I suppose that you will hear everything you always wanted to know about the post-trade layer on this conference, let me add three further aspects: first, the trading, and second, the clearing layer, and thirdly, the added value which the integration of market infrastructures can bring.

Trading: FTT / MiFID

First: the trading layer. On the one hand, the financial burden imposed upon trading at exchanges is in danger of being increased by plans for a financial transaction tax. While I can understand that policy makers are under pressure to react to the crisis, I am afraid that such a tax would in fact be counterproductive and provide an incentive to shift transactions to the least regulated markets worldwide. I therefore doubt that it would achieve its aim of increasing market safety – quite the contrary.

On the other hand, exchanges are facing increasing competitive pressure as a consequence of the Markets in Financial Instruments Directive (MIFID), which, as you know, is currently being reviewed and further extended. We support the goals of MiFID and thus welcome the MiFID amendment proposal. We believe it will lead to safer, sounder and more transparent financial markets in Europe.

First and foremost, we agree with the EU Commission’s proposal of making the trading of derivatives on organised trading venues mandatory, and of improving the trading transparency across a broad range of financial instruments including derivatives. This will align European regulatory efforts with the respective requirements in the US outlined by the Dodd-Frank Act.

We also very much welcome the suggestions proposed by the EU Commission to extend pre- and post- trade transparency to derivatives, and to bring more derivatives trading onto organised venues, thereby strengthening both competition on a level-playing field and market safety. The higher the degree of organised trading, the higher the likelihood that these products can be facilitated by central clearing and trading infrastructures, and the lower the degree of systemic risk. In our opinion, the ultimate goal should be that all trading venues need to comply with MiFID market rules. We believe that the new OTF category is not required for equities trading. This category would open new loopholes due to discretions and discriminations.

Rules on access to CCPs and trading venues included in MiFID will have a significant impact on existing market structures in listed derivatives markets in Europe. Trading and clearing of listed derivatives is inseparably interlinked. This ensures that the risks of any product traded are certain to be appropriately managed. The proposal drives interconnectness and promotes fragmentation of systemically important market infrastructures such as clearinghouses thereby introducing new risks in the listed derivatives sector. Fragmentation can have negative effects regarding oversight and risk management. It can thus increase systemic risk.

There is no similar consideration outside the EU for changing the existing market structure of listed derivatives. It needs to be considered that these markets are global markets. Their regulation is the focus of the G20 recommendations: In the context of access by venues of execution to CCPs, the Dodd-Frank Act focuses exclusively on OTC derivatives. The changes in MiFIR contemplated in the EU would therefore introduce a competitive disadvantage for EU infrastructure vis-à-vis exchange organisations outside the EU (such as the Chicago Mercantile Exchange or Hong Kong Stock Exchange).

Clearing

According to the Bank for International Settlements, the volume of OTC derivatives trading, measured in notional amounts outstanding, is a staggering 700 trillion US Dollars. This latest available figure from June 2011 has even increased by more than one fifth in comparison to the year before. The amount traded via derivatives exchanges and the amount cleared via CCPs is very small compared to the sheer size of the off-exchange sector that is so far completely unregulated and unsupervised. And as the financial crisis has shown, the OTC market can also encourage excess risk taking due to a systematic lack of information about risk, and due to insufficient insurance mechanisms.

This is why regulators needed to act, and make the reform of this sector a top priority – and indeed a higher priority than attempts aimed at additional de-regulation, which seem quite out of tune with what is currently necessary to re-establish safety and integrity. Standardisation is one such option. Standardisation is a pre-requisite for on-exchange trading, and, by implication, also for an increase in transparency.

The move to drive standardised OTC derivatives towards exchanges or electronic trading platforms and through central clearing infrastructures goes back to the demands made at the Pittsburgh G20 summit in 2009, in response to the crisis which broke out a year earlier. Such trading platforms should fulfil high regulatory standards in order to be able to meet the expectation of increasing the safety and integrity of markets. They should, I believe, conform to requirements such as non-discriminatory access, non-discretionary rules, objective criteria for order execution, multilateralism, regulation and supervision by competent authorities, as well as operational resilience.

For those derivatives that are not sufficiently standardised in order to be traded electronically or to be centrally cleared, trades can at least be reported to trade repositories in order to increase transparency. The Spanish stock exchange organisation and Clearstream have, by the way, set up a trade repository to bring more transparency and safety in this domain.

Please do not get me wrong: the OTC sector with its tailor-made derivative products certainly has its functions. For example, it provides flexible hedging mechanisms to risks taken by globally operating industrial companies. However, I do believe that products are already sufficiently standardised so that regulated exchanges should play a more important role and thereby increase the safety and integrity of derivatives trading.

In this context, new solutions for risk management, that is both safe and efficient, are being asked for by our customers. Customers ask for both: efficient risk-based margining, as well as protection of their assets, especially in the wake of the MF Global insolvency. This is, I believe, a clear sign that the development of solutions for risk management responds to a structural trend that concerns the whole financial industry and to which we as an integrated exchange organisation can provide suitable answers. This brings me to my next point.

Integration

In today’s chief task of improving market safety, the post-trade sector has an essential role to play. The fact that the infrastructure on which exchange trading relies has not become the focus of public attention in the course of the financial crisis is a good sign: it shows that the systems function smoothly and efficiently in the background. Electronic administration and custody means that the risks associated with the physical storage and transport of securities are much reduced. It has also enabled custody to achieve a level of sophistication that was unthinkable in pre-digital times. These assets also serve as collateral which banks can use to draw liquidity from other market participants or from central banks. Such contributions are clear signs that the post-trade sector increasingly sets the pace for the exchange industry as a whole.

As a consequence, I also remain firmly committed to the integrated model for exchange organisations. In fact, the strategy that for example our friends from the London Stock Exchange has been following since its takeover of Borsa Italiana is only one example of many which demonstrates that integration constitutes a major industry trend.

Even the fiercest and long-time critics of so-called “vertical silos” today seem to have turned into fans of vertical integration. Let me quote a recent Financial Times comment on the London Stock Exchange’s bid for the clearing house LCH.Clearnet: “If the LSE succeeded in its bid, the UK bourse’s position would be significantly strengthened, while London could benefit from the creation of a large, integrated exchange group.”

So: not only the exchange, but also the financial centre and the wider financial community would profit from such integration. I entirely agree. And I would therefore propose to finally abandon the pejorative term “vertical silo” and replace it by “integrated exchange”, a model that improves safety and integrity for exchange clients.

It is by virtue of their integrated approach that exchanges such as Deutsche Börse are able to offer new innovative and integrated products for better risk management, both for our customers and for regulators. This does not mean, however, that we should not discuss making access to clearing easier for potential further customers. Integration and accessibility are not mutually exclusive. The remedy proposals that we submitted to the European Commission to gain their regulatory approval for the merger of Deutsche Börse and NYSE Euronext reflect this – but more on this later.

An area that is closely associated with risk management and especially relevant for the financial industry representatives gathered here today is collateral  management. As a consequence of increased risk in today’s financial market and of regulatory responses to the crisis such as EMIR, the Capital Requirements Directive IV or Basel III, the requirements for collateral will continue to increase. Already today, before these new regulations come into force, collateral is already a scarce resource, and its efficient management has turned into an important priority for banks and other financial service providers in their efforts to remain competitive.

Efficient collateral management can free up liquidity for banks, and thus enable them to meet these new regulatory requirements with greater ease, while at the same time use the liquidity for other purposes where it is perhaps needed even more urgently. We are talking about enormous amounts of money here: Accenture estimates the total value of cash and securities used as collateral in the financial system globally to be more than 12 trillion Euros. And as I said, the legal collateral requirements will increase. In other words: This is an area offering huge growth potential. This issue will be discussed in the next panel and I think you will find it very illuminating.

Clearstream is a chief provider of solutions for efficient collateral management worldwide. This has been demonstrated again in 2011 by the new concept of collateral management partnerships between Clearstream and a growing number of global infrastructure providers leading to substantial benefits for their mutual customer base. Tomorrow, we will hear about a further project that will support the banks to respond to growing demands coming from the ‘non-financial-institution’ side of this industry. This is, if I may say so, another pioneering concept designed by Clearstream, Eurex Repo and Eurex Clearing responding to the ever growing number of regulatory changes and dedicated market requirements. And, by the way, it also demonstrates the benefits of an integrated market approach.

Such product innovations coupled with the growing recognition of the values created by a globally consolidated liquidity, collateral and exposure management facility, led to new record volumes for our Global Securities Financing business in 2011. We are optimistic that this positive evolution will continue in the years to come.

But I do not wish to go into the details here. My colleague Jeffrey Tessler will undoubtedly be eager to inform you about their expansion plans, and what they mean for your business opportunities. In any case, these opportunities are in no way confined to Europe, but they are truly global in scope and reach from the Americas across the Middle East to the Asia-Pacific region.

The Deutsche Börse Group’s competence in the post-trade area is one of the chief strengths that we would contribute to a new joint organisation, which we hope can be created by the merger between Deutsche Börse and NYSE Euronext. We have got approval for this project from many national and international regulators and now wait for Brussels.

Merger

Deutsche Börse Group and NYSE Euronext are willing to react to the global trends and are willing to create an exchange organisation that can be truly global in scale and truly customer-focused. The underlying rationale is that the economies of scale and synergies resulting from this combination will make us better able to serve our stakeholders, the industry – and especially our customers. These advantages, such as more liquid markets or significant cost and capital efficiencies, should be well known by now. Let me therefore emphasise another key advantage.

Serving as “gold standard” for the security and derivatives industry, the new group would pose an attractive alternative to less transparent and unregulated alternative trading venues and dark pools as well as intransparent OTC-trading. The combination would be closely aligned with key regulatory objectives of the G-20 and the EU Commission to bring about more standardised, transparent, regulated trading and more effective risk management by enhanced CCP clearing. Furthermore, it would contribute to safeguarding financial stability even in periods of market turmoil. Located and regulated in the European Union, it would bring European regulators together with their US counterparts and therefore improve global policy coordination.

Still, some people are asking: why not confine ourselves to our home countries and serve the real economy just there? The answer is quite simple: many and more and more of our customers are global, and therefore exchanges need to go global as well. Nobody can stay cocooned in a local environment while chief customers and main competitors undergo a rapid wave of consolidation. To you, this may sound like a truism. Settlement and custody, liquidity and collateral management already are a truly global business, and this global summit is the best proof for this.

The merger, however, not only needs to be assessed according to its economic logic from a customer and shareholder perspective. It also needs to win the approval of further regulators. In particular, it remains to be seen what the European Commission will decide at the beginning of February.

But whatever the outcome of the final stage of the decision process may be, let me emphasise one final point: truly international, integrated exchange organisations not only stand for cost savings. They also stand for increased market safety. And post-trade infrastructure providers can and should play an essential part in this effort, which ultimately serves to restore confidence in the functioning of markets.

I thank you for your attention and wish you a successful and enlightening conference.

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the U.S. Securities and Exchange Commission (“SEC”) declared effective on May 3, 2011, a Registration Statement on Form F-4 with the SEC that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011. The acceptance period for the exchange offer expired on midnight, at the end of July 13, 2011 (Central European Daylight Savings Time), the additional acceptance period for the exchange offer expired on midnight, at the end of August 1, 2011 (Central European Daylight Savings Time). Pursuant to Section 39c of the German Takeover Act, shareholders of Deutsche Börse who had not yet accepted the exchange offer were still able to do so until midnight at the end of November 4, 2011 (Central European Time).

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer has not been made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality of interstate or foreign commerce (including without limitation, facsimile transmission, telephone and the internet) or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Deutsche Börse AG and NYSE Euronext operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of Holding, Deutsche Börse AG or NYSE Euronext undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.